                                                                 Exhibit 19.1



                                 BEACON CAPITAL

                                    PARTNERS


                                     UPDATE


                           MID-YEAR FINANCIAL REPORT


                               [GRAPHIC OMITTED]




                    MATHILDA RESEARCH CENTRE, SUNNYVALE, CA




                            AS OF AND FOR THE PERIOD

                              ENDING JUNE 20, 1999

                                MID-YEAR REPORT
                         BEACON CAPITAL PARTNERS, INC.

TO OUR INVESTORS

We are pleased to enclose our financial results for the first six months of calendar 1999. We also want to take this opportunity to bring you up to date with developments at Beacon Capital Partners over this period and to give you our assessment of how we are responding to the challenges and opportunities in the current environment.

OUR VISION
The fundamentals for real estate investing have materially improved over the past year. Tighter credit markets are limiting new supply, while job growth and overall economic conditions continue to exceed expectations. In contrast, the public equity market for real estate continues to be weak.

Last year we made a judgment that has shaped our current strategy. We felt that the public equity market for REITs would remain weak for an extended period of time, and that to continue to grow and create value for our investors we would have to access the private equity market. It was also our view that the private equity market would be shifting attention to operators like Beacon, with an ability to implement a focused strategy. The result has been the formation of a private investment fund named Beacon Capital Strategic Partners, L.P. (the
Fund). Beacon Capital Partners is the General Partner and will invest 20% of the capital. We expect our first closing early in the fourth quarter, with a final closing by year-end. Our strategy has been well received, and we expect to meet our goal of raising $250 million.

We indicated in our 1998 Annual Report (distributed earlier this year) that we are focused on creating liquidity for our shareholders. We also indicated that, consistent with this objective, we would sell assets when we believe we can maximize value. Since that time, The Athenaeum Portfolio in Cambridge, MA, has been put on the market, and we expect the sale of this asset over the next few months. We are considering redeploying the proceeds in a tax deferred like-kind exchange, distributing the proceeds to our shareholders, or engaging in a stock buy back program. We will communicate with you further on this.

OUR STRATEGY
We have focused on opportunities where we can add value through our expertise in managing, developing, leasing, and operating real estate assets. There aren't many organizations in today's real estate environment that combine these skills with access to capital. As a result, the marketplace offers great investment opportunities to us and our management team is delivering strong results.

Aside from the favorable competitive environment, we are also benefiting from the sharp focus we have placed on knowledge-based economies. The high concentration of technology companies in centers such as Cambridge, Silicon Valley and Seattle has led to strong demand for our office and laboratory space. We were very pleased, for example, to have Forrester Research, Inc. join the Massachusetts Institute of Technology (M.I.T.) in signing long-term leases for newly renovated offices at Technology Square, Cambridge. And on the West Coast, Juniper Networks, Inc., a producer of Internet routing systems (which recently completed a highly successful IPO), has leased one-half of the Mathilda Research Centre under construction in Silicon Valley.

The knowledge-rich regions where we are concentrating our efforts typically have a higher-than-average number of universities, teaching hospitals and technology companies. Job growth has been strong in these technology regions, and the demand for office space has been correspondingly high -- an ideal environment for fast-track office projects. We expect to announce additional investments during the second half of the year, and will likely expand our geographic presence to the Washington D.C. market, particularly the Northern Virginia technology corridor.

                                MID-YEAR REPORT
                         BEACON CAPITAL PARTNERS, INC.


FINANCIAL RESULTS
The detailed financial statements for the period are included in this report. In summary, Funds from Operations (FFO) totaled $8,432,000 or 40 cents per share, an increase of 89 percent compared with FFO of $4,451,000 or 22 cents per share in the first half of 1998. Revenues amounted to $19,056,000 versus $6,795,000, an increase of 180 percent for the same period. The weighted average number of common shares outstanding in the six-month period totaled 20,974,000 compared with 20,395,000 a year earlier.

ATHENAEUM PORTFOLIO, CAMBRIDGE, MA
Our strategy for the Athenaeum Portfolio, which we acquired last May, has played out quickly. Market rents in Cambridge have spiked by more than 20% since we've owned the properties, and we continue to roll up rents on expiring leases. The Cambridge market is considered one of the strongest in the U.S., as evidenced by a vacancy rate below 5%, due to strong demand from high-tech and biotechnology companies and strict limitations on new development.

Recognizing the value that has already been created and mindful of the importance of exit strategy to accomplishing our return objectives, we determined that the time was right to sell the portfolio. We have also included the adjacent Draper Building from the Technology Square portfolio in this sale package. We are currently underway with a marketing program and anticipate closing a transaction by year-end at a price that will exceed our return hurdles.

TECHNOLOGY SQUARE, CAMBRIDGE, MA

                               [GRAPHIC OMITTED]

The strength of the Cambridge market has also bolstered results at Technology Square. Anticipating the expiration of 550,000 square feet of leases in June, re-leasing efforts were initiated early in the year. So far, 70% of the available space has been committed at average rents of $37 per square foot, or approximately 133% above the prior rents in place. Renovation of the existing buildings is proceeding according to plan, and initial occupancy is expected in September. We are also pleased to report that, after working through a complex approval process, we have received final entitlements to develop an additional 550,000 square feet of office and laboratory space. We expect to commence construction of the first office building by year-end.


DALLAS OFFICE & INDUSTRIAL PORTFOLIO, DALLAS, TX
Since purchasing the portfolio in July last year, we have leased 232,000 square feet (or 28%) of the office portfolio. For spaces previously occupied, net rents have increased from $6.70 to $10.60 per square foot, a 58% increase. Of the industrial component, a total of 93,000 square feet (or 19%) has been leased at net rents that have increased to $5.96 per square foot from $3.96, a 50% increase. While the Dallas market is absorbing a substantial new supply of class A office space, our properties continue to perform as expected. We acquired properties at a substantial discount to replacement cost that possess strong fundamentals, including a location along the "Telecom Corridor" where much of the growth in that market is occurring. 1998 employment growth in Dallas kept pace with the prior four years, delivering a 4% annual growth rate versus the national average of 2.5%. We have been able to offer a competitive price point in the market, while still substantially increasing our rental income.

                                MID-YEAR REPORT
                         BEACON CAPITAL PARTNERS, INC.

MATHILDA RESEARCH CENTRE, SUNNYVALE, CA
Construction has commenced on the first phase of this 267,000 square foot office/R&D development, after we successfully obtained a zoning variance allowing us to increase the buildable space on the site. In June, Juniper Networks, Inc., signed a lease to occupy all of Phase I (144,000 square feet) and also took an option on Phase II. This lease will considerably improve the returns on this investment, raising the initial unleveraged yield from an expected 11.5% to nearly 14%. This unleveraged yield will average 17% over the 12-year lease term, growing from 14% to 21%. Juniper is expected to occupy the first building in June 2000.

MILLENNIUM TOWER, SEATTLE, WA
Construction began in May on this 261,000 square foot, high-rise office and residential building in downtown Seattle. Completion is expected by fourth quarter 2000. Condominium prices have risen significantly since our underwriting and we expect our units to be offered well above the $350 per square foot we had initially projected. The class A office vacancy rate is 1.5% in downtown Seattle and market rents are approaching $40 per square foot. Leasing efforts are well underway.

                               [GRAPHIC OMITTED]

WYNDHAM INTERNATIONAL
We completed our investment in Wyndham International on June 30 and distributed the preferred stock security to our shareholders as a dividend, valued at $4.34 per share. The security is held in a voting trust which preserves Beacon Capital's voting rights while allowing the company to retain its REIT status. Our contribution of $150 million formed part of a $1 billion capital program in which the following investment firms also participated: Apollo Real Estate Advisors, L.P., Apollo Management, L.P., and Thomas H. Lee Company. Included in the program is a proposed rights offering to existing Wyndham common shareholders which, if executed, could reduce our investment by approximately 30%. In addition to a much-improved balance sheet, Wyndham has made significant management changes, including a new CEO, a new President and a new CFO. Under new leadership, the company has undertaken several strategic initiatives including the sale of certain assets and the streamlining of operations. We continue to have high expectations for Wyndham's prospects.


                               [GRAPHIC OMITTED]


FORT POINT PLACE, BOSTON, MA
The purchase of this 335,000 square foot, 4-building complex in the South Boston Waterfront district was completed in July. Two of the buildings were previously converted to office space and are 97% leased. We plan to convert the two other buildings into 120 loft condominiums. Final approvals and entitlements are expected to be in place shortly, and construction is scheduled to commence this fall with completion targeted for early 2000.

                                MID-YEAR REPORT
                         BEACON CAPITAL PARTNERS, INC.


CYPRESS COMMUNICATIONS
In September of 1998, we made a $5 million investment in a start-up company that provides bundled telecommunication services to multi-tenanted office buildings. We believed that this was a unique opportunity to invest early in a real estate related business that was linked to tenants' growing technology needs. Since the time of our investment, Cypress has grown its portfolio from 5.5 million square feet to over 21.5 million square feet under contract. This translates to revenues growing at an average rate of 20% per month. To further facilitate this growth, Cypress will be closing shortly another round of financing, raising approximately $50 million at $19 per share (versus our initial investment basis of $8 per share).

215 FREMONT, SAN FRANCISCO, CA
This 300,000 square foot vacant building, located in the South Financial District, was acquired in June for $33.5 million. Vacant since the 1989 earthquake, the building will be completely rebuilt and redeveloped into Class A office space. The strategic location of 215 Fremont and its unusually large floor plates (55,000 square feet) are expected to appeal to tenants from both the financial district and the adjacent South of Market Area. Our all-in cost for this project is estimated at $220 per square foot, which is approximately 40% below current replacement cost for a new building. This property will be the first investment in the Fund.

FINANCING ACTIVITIES
We closed a $100 million secured interim financing in June with Bankers Trust Company. Secured by properties in Cambridge and Dallas, the facility has a 12-month term with an option to extend for an additional 12 months. This additional debt brings Beacon Capital's leverage ratio to approximately 30%. We have also secured construction financing for Millennium Tower, and are currently finalizing financing on both Mathilda Research Centre and Fort Point Place.

LOOKING AHEAD
Eighteen months after launching Beacon Capital Partners, we feel that our investment approach for the U.S. commercial real estate market -- putting a premium on speed and adaptability, applying our operating expertise, and focusing on knowledge-based economies -- has definitely been the right one. To generate 20% annual returns, it is no longer possible (as it was just three years ago) to grow large portfolios and sit tight. The cycle has moved along to the point where flexibility, selectivity and a clear exit strategy are paramount.

We continue to have two primary objectives for our shareholders:
          1. Generate 20% plus returns, and
          2. Provide liquidity

We believe we have made significant progress on the investment side. Our management team is delivering strong results and we believe we are on track toward achieving our first objective. On the liquidity side, our objective has been impacted by the weak public equity market for real estate. Our current view remains the same as last fall, that the market will continue to be weak, particularly for IPOs, for an extended period of time. With that judgment we are left with the choice of a stock buy back, distribution of asset sale proceeds, or a combination of both. We will continue to explore alternatives for achieving this liquidity objective and will be making recommendations to our Board of Directors over the next few months. We will be communicating with you further on our progress.

Thank you for your continued trust and confidence.


/s/ Alan M. Leventhal                      /s/ Lionel P. Fortin
------------------------------------       -------------------------------------
Alan M. Leventhal                          Lionel P. Fortin
Chairman and Chief Executive Officer       President and Chief Operating Officer

                                MID-YEAR REPORT
                         BEACON CAPITAL PARTNERS, INC.


CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


--------------------------------------------------------------------------------------------

                                                           JUNE 30, 1999   DECEMBER 31, 1998
                                                            (UNAUDITED)
--------------------------------------------------------------------------------------------
ASSETS
Real Estate
  Land                                                        $  51,094      $  51,094
  Buildings, improvements and equipment                         170,821        165,842
                                                              ---------      ---------
                                                                221,915        216,936
  Less accumulated depreciation                                   4,359          2,168
                                                              ---------      ---------
                                                                217,556        214,768
Deferred financing and leasing costs, net of accumulated
  amortization of $155 and $42, respectively                      3,029            414
Cash and cash equivalents                                        39,876        174,647
Restricted cash                                                     493            697
Accounts receivable, net                                          1,852          2,464
Accrued rent receivable                                             397            233
Other assets                                                      5,978            641
Investments in joint ventures and corporations                   94,753         90,136
Other investments                                                78,667             --
                                                              ---------      ---------
    Total assets                                              $ 442,601      $ 484,000
                                                              ---------      ---------
                                                              ---------      ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgage notes payable                                      $  18,877      $  21,570
  Note payable - interim financing                               70,000             --
  Accounts payable, accrued expenses and dividend payable         6,786         18,731
                                                              ---------      ---------
    Total liabilities                                            95,663         40,301
                                                              ---------      ---------
Commitments and contingencies                                        --             --

Minority interest in consolidated partnership                    43,754         54,983
                                                              ---------      ---------
Stockholders' equity:
  Preferred stock; $.01 par value, 200,000,000 shares
    authorized, none issued or outstanding                           --             --
  Excess stock; $.01 par value, 250,000,000 shares
    authorized, none issued or outstanding                           --             --
  Common stock; $.01 par value, 500,000,000 shares
    authorized, 20,973,932 shares issued and outstanding            210            210
  Additional paid-in capital                                    389,520        389,520
  Cumulative net income                                          14,626          9,054
  Cumulative dividends                                         (101,172)       (10,068)
                                                              ---------      ---------
    Total stockholders' equity                                  303,184        388,716
                                                              ---------      ---------
    Total liabilities and stockholders' equity                $ 442,601      $ 484,000
                                                              ---------      ---------
                                                              ---------      ---------

                                MID-YEAR REPORT
                         BEACON CAPITAL PARTNERS, INC.


CONSOLIDATED STATEMENTS OF OPERATIONS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)


--------------------------------------------------------------------------------------------------------------
                                                                                           FOR THE PERIOD
                                            THREE MONTHS ENDED         SIX MONTHS          FROM JANUARY 21,
                                                   JUNE 30,               ENDED            1998 (INCEPTION) TO
                                           1999              1998      JUNE 30, 1999        JUNE 30, 1998
--------------------------------------------------------------------------------------------------------------
REVENUES:
  Rental income                            $  4,715        $    161      $  9,877              $    161
  Reimbursement of operating expenses
     and real estate taxes                      789              43         1,591                    43
  Equity in earnings of joint venture         1,147             953         2,401                   953
  Interest income                             2,798           5,038         4,784                 5,614
  Other income                                  162              16           403                    24
                                           --------        --------      --------              --------
     Total revenues                           9,611           6,211        19,056                 6,795
                                           --------        --------      --------              --------
EXPENSES:
  Property operating                          1,388              13         2,747                    13
  Real estate taxes                           1,236              37         2,299                    37
  General and administrative                  2,341           1,669         4,923                 2,637
  Interest expense                               25              16           467                    16
  Depreciation and amortization               1,192              54         2,316                    57
                                           --------        --------      --------              --------
     Total expenses                           6,182           1,789        12,752                 2,760
                                           --------        --------      --------              --------
Income before minority interest               3,429           4,422         6,304                 4,035
Minority interest in consolidated
  partnership                                  (398)            (67)         (732)                  (67)
                                           --------        --------      --------              --------
                                           --------        --------      --------              --------
     Net income                            $  3,031        $  4,355      $  5,572              $  3,968
                                           --------        --------      --------              --------
                                           --------        --------      --------              --------
Income per common share --
  basic and diluted                        $   0.14        $   0.21      $   0.27              $   0.19
                                           --------        --------      --------              --------
                                           --------        --------      --------              --------
Weighted average number of common
  shares outstanding (in thousands)          20,974          20,795        20,974                20,395
                                           --------        --------      --------              --------
                                           --------        --------      --------              --------
FFO CALCULATION
Income before extraordinary items
  and minority interest                    $  3,429        $  4,422      $  6,304              $  4,035
Add depreciation and amorization:
  Consolidated entities                       1,116              42         2,203                    42
  Joint venture entites                         518             436         1,031                   436
                                           --------        --------      --------              --------
Funds front operations before
  minority interest                           5,063           4,900         9,538                 4,513
Company share of consolidated
  partnership                                 88.40%          98.48%        88.40%                98.63%
                                           --------        --------      --------              --------
Company funds from operations              $  4,476        $  4,826      $  8,432              $  4,451
                                           --------        --------      --------              --------
Funds from operations per common share     $   0.21        $   0.23      $   0.40              $   0.22
                                           --------        --------      --------              --------
                                           --------        --------      --------              --------

SENIOR MANAGEMENT

Alan M. Leventhal
Chairman of the Board and
Chief Executive Officer

Lionel P. Fortin
President and Chief Operating Officer

William A. Bonn
Senior Vice President and
General Counsel

Jeremy B. Fletcher
Senior Vice President and
Chief Executive
Beacon Capital Partners West

John Halsted
Senior Vice President of BCP and
Chief Investment Officer of
Beacon Venture Partners, Inc.

Douglas S. Mitchell
Senior Vice President --
Development

Erin R. O'Boyle
Senior Vice President and
Chief Investment Officer

Randy J. Parker
Senior Vice President and
Chief Financial Officer

Thomas Ragno
Senior Vice President --
Management and Leasing

E. Valjean Wheeler
Senior Vice President and
Chief Executive
Beacon Capital Partners Central

DIRECTORS

Alan M. Leventhal
Chairman of the Board and
Chief Executive Officer
Beacon Capital Partners, Inc.
Boston, MA

Lionel P. Fortin
President and Chief Operating Officer
Beacon Capital Partners, Inc.
Boston, MA

Stephen T. Clark
President
Cypress Realty, Inc.
Houston, TX

Robert M. Melzer
Formerly: President and Chief Executive Officer
Property Capital Trust
Boston, MA

Steven Shulman
Managing Director
Latona Associates, Inc.
Hampton, NH

Scott M. Sperling
Managing Director
Thomas H. Lee Company
Boston, MA


beacon capital partners, inc.
one federal street
boston, massachusetts 02110
(617) 457-0400
(617) 457-0499 Fax
www.beaconcapital.com